February 8, 2010

Via EDGAR and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, NE
Washington, D.C. 20549
Attention: Kyle Moffatt

Re: 8x8, Inc.
Form 10-K for Fiscal Year Ended March 31, 2009
Filed May 26, 2009

Form 10-Q for the Quarterly Period Ended September 30, 2009
Documents Incorporated Therein by Reference
File No. 0-21783

Ladies and Gentlemen:

This letter is in response to your letter received January 28, 2010 setting forth the comments of the staff of the Securities and Exchange Commission (the "Staff") regarding the Form 10-K for the fiscal year ended March 31, 2009 and the Form 10-Q for the fiscal quarter ended September 30, 2009 filed by 8x8, Inc. For your convenience we have reproduced the Staff's comments in bold type and have followed each comment with our response. References in this letter to "we," "8x8," "the Company," "our" or "us" mean 8x8, Inc.

Available Information, page 2

  Please note that the SEC's address is 100 F Street, NE, Washington DC 20549.

  We will use the correct address in future filings.

Consolidated Statements of Cash Flows, page 50

  Please disclose what is included in your line item labeled "Other" under Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities. We note that the amount is $1,118,000 which is approximately 50% of your net cash provided by (used in) operating activities.

  The Company prepares the Statement of Cash Flows in accordance with ASC 230-10-45. At March 31, 2009, we recorded $1,118,000 as "Other" under Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities. The items included in "Other" are as follows:

Change in inventory reserve	$598,000
Change in doubtful accounts receivable	361,000
Loss on disposal of fixed assets	159,000
Total "Other"	$1,118,000

  We believe that we have provided adequate disclosure of the individual components that make up "Other" under Item 7. "Liquidity and Capital Resources" on page 41 of the Form 10-K for the year ended March 31, 2009 as follows:

  The net cash provided by operating activities for fiscal 2009 resulted primarily from a net loss of $2.5 million, a $3.3 million adjustment for stock compensation, which includes $2.4 million due to the acceleration of unvested employee stock options in January 2009, a $1.3 million adjustment for depreciation, a $1.0 million reduction in accounts receivable related to the payment by nationwide retailers and software licensing and royalty customers, a $0.8 million reduction in deferred cost of goods sold primarily related to sell thru of equipment by retailers and net retailer returns, a $1.3 million increase in other current and noncurrent liabilities primarily due to a license and settlement agreement, a $0.6 million provision for inventory primarily due to $0.5 million of excess inventory related to our business services analog phone, a $0.4 million provision for doubtful accounts primarily related to royalty revenue, and a $0.2 million write off of our legacy billing system recorded as other adjustments to reconcile net loss to net cash provided by operating activities. This was reduced by a $1.4 million increase in inventory due to the procurement of the new business IP phones launched in July 2008, timing of receipt of inventory and net retailer returns, a reduction of $1.3 million due to payment of accrued sales tax, a net $0.2 million increase in accrued taxes, a $0.9 million decrease in deferred revenue related to cash collections of $4.3 million from annual service plans in which the customer pre-pays for 12 months of service offset by a $4.5 million recognition of deferred annual plan revenue, a $0.7 million reduction related to sell thru of equipment by retailers and net retailer returns, and a $0.4 million increase in other current and noncurrent assets primarily related to acquired product rights.

  In future filings, additional line items, if material, will be used or disclosure will be added to facilitate the usefulness of the information presented in the statement of cash flows.

1. The Company and Significant Accounting Policies, page 51

Revenue Recognition, page 52

  We note your statement that you defer recognition of revenue on product sales to retailers where the right of return exists until products are resold to the end user and the trial period has expired. Please tell us how you account for such transactions. For example, it is unclear whether you record deferred revenue for these arrangements, and if so, tell us why you believe such accounting is appropriate. Also, tell us in more detail how you generated your deferred revenue balance as of the balance sheet dates.

  We record shipments to retailers as deferred revenue in accordance with ASC 985-605-15 (formerly Statement of Position ("SOP") 97-2) and ASC 605-10-S99 [formerly Staff Accounting Bulletin 104 ("SAB 104")] as the Company gives the buyer the right to return the product and the amount of future returns can not be reasonably estimated. Our journal entries to record product sales to retailers are set forth below:

JE No.	Account	Debit	Credit	Description
1	Accounts Receivable	100		To record the billing to
	Deferred Revenue		100	the retailer.

2	Deferred COGs	100		To record the shipment of
	Inventory		100	the product to the retailer.

  The majority of our revenue transactions are attributable to sales processed through the Company's internal sales team or through our web site. The deferred revenue balances consisted of the following items:

	March 31,	March 31,
	2009	2008
Deferred Revenue from:
Annual plan service revenue from
new and existing subscribers	1,791	1,996
Activation revenue	279	257
Monthly service revenue from
new subscribers	92	94
Shipments to retailers	89	792
Other	3	-
	2,254	3,139

Acquired Product Rights, page 54

  We note that you resolved patent litigation with Web Telephony on April 29, 2009. However, you recorded the expense of $339,000 for patent settlement costs during the year ended March 31, 2009. Provide us with more specific details of the settlement. Tell us why you recorded the patent settlement costs before you actually settled the patent litigation and how you determined the amount to expense during the period. In addition, tell us why you are expensing the outstanding amount of the settlement over the remaining life of the primary patent versus recording the settlement expense on April 29, 2009. Refer to your basis in accounting literature.

  The Company was first notified by the patent holder of potential infringement in December 2004 and determined at that time that the claim lacked merit. In April 2009, the Company was notified that it was included as a defendant in a patent litigation suit alongside Microsoft Corporation, Avaya, Inc., Comcast Corporation, Embarq Communications, Inc., Qwest Corporation and Qwest Communications Corporation. The Company determined that the legal fees and expenses to defend itself even against a non-meritorious claim would substantially exceed the proposed settlement amount. Therefore it was deemed by management of the Company and the Board of Directors that it would be in the best interest of the Company to enter into a settlement agreement. In April 2009, the Company entered into a Patent License and Settlement Agreement (the "Agreement"). Under the terms of the Agreement, the patent holder granted the Company a non-transferable, non-exclusive, fully paid-up, worldwide right and license to make, use, sell, and offer to sell and otherwise practice any system, method, or product claimed in the licensed patents.

  In consideration of the patent license by patent holder, the Company agreed to pay eight quarterly payments over the next two years to the patent holder amounting to $800,000 for the Agreement which covers any past, current, and future products and services branded or sold by 8x8 now and in the future.

  The Company evaluated the Agreement based on the guidance in AU Section 560 - Subsequent Events and ASC 450-20-55. In accordance with AU Section 560 and ASC 450-20-55-10, accrual may be appropriate for litigation, claims, or assessments whose underlying cause is an event occurring on or before the date of an enterprise's financial statements even if the enterprise does not become aware of the existence or possibility of the lawsuit, claim, or assessment until after the date of the financial statements. If those financial statements have not been issued, accrual of a loss related to the litigation, claim, or assessment would be required if the probability of loss is such that the condition in paragraph 450-20-25-2 is met and the amount of loss can be reasonably estimated.

  The Company calculated the present value of the future payments to be $771,000 in accordance with ASC 835-30-25 and ASC 310-10-25. The settlement of $771,000 is allocated between the infringement of the patent in prior years and an intangible asset which represents the right granted to the Company to use the technology in future years. The portion which is allocated to the infringement is deemed to be a change in estimate and has been properly charged to expense during the year ended March 31, 2009 in accordance with AU 560 (and ASC 855 - Subsequent Events).

  The Company currently expects to utilize the technology in its products through the end of the patent life of August 2017 and is amortizing the rights over this remaining period. The Company evaluates the recoverability of its long live asset when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable in accordance with ASC 360-10-35.

Accounting for Stock-Based Compensation, page 56

  We note that on January 27, 2009 your board of directors approved the acceleration of unvested stock options to purchase 3,902,186 shares of common stock. Please revise to disclose the detailed provisions of the acceleration and how the original stock option terms were impacted by the acceleration. If the vesting period changed, please disclose the specific change. Disclose how the acceleration impacted your results of operations. Please include the impact of this acceleration in your Management's Discussion and Analysis in the overview section as well as in the results of operations. In this respect, we refer to your Form 8-K dated May 21, 2009.

  The Company disclosed on page 56 of its Form 10-K for the year ended March 31, 2009 that the acceleration of the unvested stock options due to the change in the vesting period resulted in a $2.4 million stock-based compensation in the fourth quarter of fiscal 2009. The other terms of the stock options, including the contractual life and the exercise price, remained the same.

  In addition to reporting the $2.4 million impact due to the acceleration of unvested stock options in the notes to the consolidated financial statements (page 56), the Company disclosed the $2.4 million impact in the Critical Accounting Policies and Estimates (page 34) and Liquidity and Capital Resources (page 41) sections of Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

  We also noted in the Results of Operations that the research and development (page 38) and selling, general and administrative (page 39) expenses increased by $0.3 million and $1.5 million, respectively, due to stock-based compensation expense compared to the prior fiscal year.

Risk Factors

  We note news reports of service outages you have experienced both recently as well as in 2009. Tell us, with a view to disclosure in future filings, why such service disruptions are not addressed in your risk factors. To the extent material, in future filings please also address the impact such disruptions have had on your operating performance in your management's discussion and analysis.

  Historically telecommunications service outages occur and it is impractical to identify all possible causes in risk factor disclosures. None of the service outage events that occurred in 2009 and 2010 have had a material effect on our financial statements. For at least several years, we have addressed the possibility of service disruptions in the following risk factors:

  The success of our Company is dependent on the growth and public acceptance of 8x8 Services.
  Certain aspects of our service are not the same as traditional service, which may limit the acceptance of our services by mainstream consumers and business customers and our potential for growth.
  The VoIP telephony market is subject to rapid technological change, and we depend on new product and service introductions in order to maintain and grow our business.
  We rely on third party network service providers to originate and terminate substantially all of our public switched telephone network calls.
  We may have difficulty identifying the source of the problem when there is a problem in a network.
  Internet service providers might restrict our ability to provide VoIP telephony services in the future.
  If we are unable to improve our process for local number portability provisioning, our growth may be negatively affected.
  Our success also depends on our ability to handle a large number of simultaneous calls, which our network may not be able to accommodate.

  We could be liable for breaches of security on our web site, fraudulent activities of our users, or failure of third-party vendors to deliver credit card transaction processing services.

  As of the date of our response, the 2009 and 2010 service disruptions have not resulted in an increase in cancellations. In future filings, we will, to the extent material, address the impact such disruptions had on our operating performance in our management discussion and analysis.

Definitive Proxy Statement filed April 24, 2009

  We note that your proxy statement sought shareholder approval of an amendment to your certificate of incorporation to effect a reverse stock split. Please tell us why this proxy was not filed in preliminary form. See Rule 14a-6 of the Securities Exchange Act of 1934.

  After filing the proxy statement on June 18, 2009, we realized that the proposal for shareholder authorization of an amendment to our certificate of incorporation to effect a reverse stock split had triggered the requirement under the proxy solicitation rules and regulations to file the proxy statement in preliminary form. Our legal counsel promptly contacted a staff attorney in Branch 11 on June 25, 2009 to voluntarily bring this omission to the staff's attention. The staff attorney briefly reviewed the proxy statement and advised our legal counsel that the staff would not conduct a further review of the proxy statement, in which case the 10-day review period if the Company had filed a preliminary proxy statement would expire on June 28, 2010. The staff said at the time that the determination of whether to resubmit the proxy statement in preliminary form and file a definitive proxy statement 10 days later was the Company's decision, and the staff did not intend to take any action. In light of the staff's indication that it would not review the proxy statement and in consultation with legal counsel, we determined that our shareholders were receiving adequate disclosure of the proposed amendment and ample time to consider it and there would be no significant benefit to them to offset negative effects of the delay and expense associated with re-filing and re-distributing the proxy statement and notices of availability.

Determination of Competitive Compensation, page 20

  It appears that you benchmarked certain compensation data to the 2006, 2007 and 2008 Radford Surveys. In future filings, identify each of the peer companies that are considered for purposes of this benchmarking exercise and where your comparative performance falls among those companies. See Item 402 (b)(2)(xiv) of Regulation S-K

  In future filings we will identify the peer companies that are considered for purposes of benchmarking compensation and will disclose where our comparative performance falls among those companies.

  We note your disclosure on page 20 that the salaries for your executives other than Mr. Weirich did not increase in fiscal 2009. However, your summary compensation table reflects increase in the salaries of Messrs. Weirich and Rees from 2008 to 2009. Please explain.

  On February 1, 2008, the salary for Mr. Rees was increased from $215,000 to $235,000. The salary in the Summary Compensation Table on page 23 for fiscal 2008 consists of ten months of salary at $215,000 and two months of salary at $235,000. The salary for Mr. Rees was unchanged in fiscal 2009 at $235,000.

In connection with our responses to the Staff's comments, we acknowledge the following:

  8x8 is responsible for the adequacy and accuracy of the disclosures in the filings;

  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filings; and

  8x8 may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Should the Staff have any additional comments or questions, please direct such questions to the undersigned by telephone at (408) 654-0900 or by fax at (408) 654-3322.

Very truly yours,

/s/ Dan Weirich

Dan Weirich
Chief Financial Officer

cc: 8x8, Inc.
Bryan R. Martin, Chief Executive Officer